Inspira Technologies OXY B.H.N. Ltd.

2 Ha-Tidhar St.

Ra’anana 4366504, Israel

December 30, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Inspira Technologies OXY B.H.N. Ltd. (CIK: 0001837493)
Registration Statement No. 333-292364 on Form F-1 (the “Registration Statement”)

Ladies and Gentlemen:

Inspira Technologies OXY B.H.N. Ltd. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it may become effective on January 2, 2026, at 9:00 a.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Ron Ben-Bassat, Esq. of Sullivan & Worcester LLP at (212) 660-5003 and that such effectiveness also be confirmed in writing.

Very truly yours,

Inspira Technologies OXY B.H.N. Ltd.

By:	/s/ Yafit Tehila
Name:	Yafit Tehila
Title:	Chief Financial Officer